 Exhibit 99.1

THE VERY GOOD FOOD COMPANY RECEIVES NOTICE OF DELISTING DETERMINATION FROM NASDAQ; APPEALS DETERMINATION

VANCOUVER, BC, Nov. 18, 2022 /CNW/ - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) ("VERY GOOD" or the "Company") today announced that on November 15, 2022, VERY GOOD received a Staff Delisting Determination (the "Staff Determination") from the Listing Qualifications Department of the Nasdaq Stock Market, LLC ("Nasdaq"), which notified the Company that the Nasdaq Listing Qualifications Department has determined to delist the Company's securities from the Nasdaq Capital Market.

Previously, on January 11, 2022, the Nasdaq Listing Qualifications Department notified the Company that the bid price of its listed securities had closed at less than US$1.00 per share over the previous 30 consecutive business days, and, as a result, did not comply with Nasdaq Listing Rule 5450(a)(1). Therefore, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until July 11, 2022, to regain compliance. Subsequently, on July 12, 2022, the Company was provided an additional 180 calendar day compliance period, or until January 9, 2023 (the "Compliance Period"), to demonstrate compliance.

The Staff Determination was issued because the Company's shares had a closing bid price of US$0.10 or less for ten consecutive trading days during the Compliance Period, which is contrary to Nasdaq Listing Rule 5810(3)(A)(iii) and requires the Listing Qualifications Department to issue a delisting determination.

The Company has appealed the Staff Determination. Since the Company has appealed the Staff Determination, it will not immediately result in the suspension of trading or delisting of the Company's securities. An appeal of the Staff Determination results in a hearing before a Nasdaq Hearings Panel (the "Panel") to present the Company's plan to regain compliance with the applicable listing requirements. Under the Nasdaq Listing Rules, such a request automatically stays the delisting process. Nasdaq has informed the Company that hearings are typically scheduled to occur approximately 30-45 days after the date of the hearing request. There can be no assurance that the Panel will approve the Company's plan to regain compliance with the applicable listing requirements.

About The VERY GOOD Food Company Inc.

The VERY GOOD Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD's core brands: The VERY GOOD Butchers and The VERY GOOD Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE'RE HELPING THIS KIND OF DIET BECOME THE NORM.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC.

Parimal Rana
Chief Executive Officer
Phone: 855 472-9841

Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as "forward-looking information"), for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as "plans", "proposed", "expects", "anticipates", "intends", "estimates", "may", "will", and similar expressions. Forward-looking information contained or referred to in this news release includes, but is not limited to, information relating to the Company's appeal to the Nasdaq Hearings Panel, its request for a stay of the Nasdaq delisting process and its ability to ultimately comply with Nasdaq listing requirements. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company's ability to continue as a going concern and the Company's ability to remain listed on the Nasdaq. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the risk that the Company will not be able to continue to operate as a going concern which is primarily dependent on accessing additional sources of liquidity from Waygar or investors until the Company is able to generate sufficient, sustainable cash flow from operations to meet its ongoing operating and financing requirements, the risk that strategic alternatives may not be available on terms acceptable to the Company or at all, the risk that the Company will not be able to meet Nasdaq's continued listing requirements, as well as the Company's ability to manage the many other risks it faces.  For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD's most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 20-F filed with the SEC on May 26, 2022 and available at www.sec.gov.  The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available.  Any forward-looking information speaks only as of the date of this news release.  VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law.  The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release.

None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE The Very Good Food Company Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2022/18/c0853.html

%CIK: 0001878835

For further information: Parimal Rana, Chief Executive Officer, Phone: 855 472-9841

CO: The Very Good Food Company Inc.

CNW 17:15e 18-NOV-22